Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter 2020 Financial Results

Operating income for the third quarter increased by 23% year-over-year to a record breaking $45.4 million. Net income attributable to Formula’s Shareholders for the third quarter increased by 29% year-over-year to a record breaking $12.6 million.

Or Yehuda, Israel, November 18, 2020 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and nine months-period ended September 30, 2020.

Financial Highlights for the Third Quarter Ended September 30, 2020

●	Consolidated revenues for the third quarter increased by 8.5% to $487.3 million. Revenues for the third quarter ended September 30, 2019 amounted to $449.0 million.

●	Consolidated operating income for the third quarter increased by 22.5% to a record breaking $45.4 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the third quarter ended September 30, 2019 amounted to $37.0 million.

●	Consolidated net income attributable to Formula’s shareholders for the third quarter increased by 29.4% to a record breaking $12.6 million, or $0.82 per fully diluted share, compared to $9.8 million, or $0.63 per fully diluted share, for the third quarter ended September 30, 2019.

Financial Highlights for the Nine-Months Period Ended September 30, 2020

●	Consolidated revenues for the nine-month period ended September 30, 2020 increased by 11.0% to $1,390.7 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the nine-month period ended September 30, 2019 amounted to $1,252.9 million.

●	Consolidated operating income for the nine-month period ended September 30, 2020 increased by 23.1% to $124.9 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the nine-month period ended September 30, 2019 amounted to $101.4 million.

●	Consolidated net income attributable to Formula’s shareholders for the nine-month period ended September 30, 2020 was $34.9 million, or $2.25 per fully diluted share, compared to $28.8 million, or $1.80 per fully diluted share, in the same period last year, reflecting an increase of 21.0% year over year.

●	As of September 30, 2020 Formula held 49.0%, 47.4%, 45.5%, 100%, 50%, 90.09% and 80% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., and Ofek Aerial Photography Ltd., respectively.

●	Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totalled approximately $435.8 million as of September 30, 2020, compared to $405.2 million as of December 31, 2019.

●	Total equity as of September 30, 2020 was $938.4 million (representing 42.3% of the total consolidated balance sheet), compared to $896.3 million (representing 42.9% of the total consolidated balance sheet) as of December 31, 2019.

Debentures Covenants

As of September 30, 2020, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $444.6 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 11.0%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.46.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to witness the delivery of strong execution during the third quarter across our entire portfolio companies, on all financial fronts and across key business sectors, geographies and product lines. Such achievements are particularly exceptional in light of the impacts of the COVID-19 pandemic and the lockdown and restrictions imposed in Israel and across the globe. Fueled by outstanding strategic performance and extent software and solutions for digital transformation, Formula Group continues to successfully face the ongoing global crisis, recording for the nine month period double digit growth across all its key financial indices: revenues; operating income and net income.”

“Matrix successfully managed to improve and show record results across all its key indices (revenues, net and operating income, gross profit, EBITDA and cash flow), overcoming a challenging period in Israel and across the globe. Matrix’s position as Israel’s largest technology, application and infrastructure services company, its extent solutions offering in the fields of digital transformation, supply chain and logistics, cloud and hardware infrastructure, AI and cyber, and its footprint in the healthcare, security, transportation and finance sectors, well position Matrix through the continuous global crisis, and set the ground for the day after the crisis ends”.

“In Spite of the COVID-19 global pandemic, Sapiens delivered strong execution across all of its key geographies and product lines and managed to increase third quarter revenues by 18.2% year over year to an all-time high of $97.6 million. Non-GAAP operating margin increased to a record braking of 18.2%, an increase of 180 basis points year over year. We are extremely proud in Sapiens receiving global acknowledgement by winning three different awards/recognitions for excellence by the analysts and research community, Gartner Magic Quadrant for policy administration and insurance platform for both its Life and P&C solutions and the Excellent award by Celent in the Life New Business and Underwriting report. Despite the COVID-19 pandemic, Sapiens’ outlook continues to improve as a result of signing new deals, increasing revenues from existing customers, and completing the acquisition of Delphi, positioning the company as a leader of the MPL market in North America.

“Magic delivered a double-digit record-breaking growth in both revenues (11%) and operating income (30%) as a result of an increased demand, from existing and new customers. Magic’s outlook for 2020 improved in spite of the COVID-19 pandemic, resulting in Magic raising its guidance from between $350 million and $360 million to between $358 million and $365 million. We are committed to continue with Magic proven strategy to enhance its portfolio as a one-stop-shop for digital transformation, both organically and through acquisitions.”

“Michpal group continues to realize synergies and monetize on its busines model with its revenues also fueled by the acquisition of Unique Software Enterprises Ltd. concluded in November 2019 and Liram Financial Software Ltd., concluded in May 2020, growing by 70% year over year. Michpal Group is well positioned to continue helping its customers to adjust to the ever-changing governmental labor guidelines which are introduced in light of the COVID-19 pandemic.”

“I am pleased to see that the steps we took across all our portfolio companies to endure the COVID-19 pandemic are paying off. We will continue to address the new market challenges and take all necessary steps to emerge stronger and well positioned.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there is uncertainty about the spread of the COVID19 pandemic virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	487,344	448,984	1,390,678	1,252,910
Cost of revenues	370,952	347,727	1,068,221	970,842
Gross profit	116,392	101,257	322,457	282,068
Research and development costs, net	13,337	11,961	38,384	34,251
Selling, marketing and general and administrative expenses	57,691	52,276	159,199	146,402
Operating income	45,364	37,020	124,874	101,415
Financial expenses, net	5,891	5,177	16,162	12,505
Income before taxes on income	39,473	31,843	108,712	88,910
Taxes on income	8,088	7,455	24,514	20,475
Income after taxes	31,385	24,388	84,198	68,435
Share of profit (loss) of companies accounted for at equity, net	(12)	429	335	1,515
Net income	31,373	24,817	84,533	69,950
Net income attributable to non-controlling interests	18,743	15,060	49,650	41,114
Net income attributable to Formula Systems’ shareholders	12,630	9,757	34,883	28,836

Earnings per share (basic)	0.83	0.64	2.28	1.90
Earnings per share (diluted)	0.82	0.63	2.25	1.80

Number of shares used in computing earnings per share (basic)	15,286,350	15,280,517	15,285,517	15,158,811
Number of shares used in computing earnings per share (diluted)	15,293,113	15,290,015	15,292,498	15,356,988

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	431,864	368,666
Short-term deposits	2,784	29,886
Marketable securities	1,181	6,600
Trade receivables	476,334	486,007
Other accounts receivable and prepaid expenses	61,685	65,709
Inventories	17,659	8,636
Total current assets	991,507	965,504

LONG-TERM ASSETS:
Deferred taxes	41,369	38,865
Other long-term accounts receivable and prepaid expenses	22,196	22,205
Total long-term assets	63,565	61,070

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	27,505	26,021

PROPERTY, PLANTS AND EQUIPMENT, NET	57,031	43,059

OPERATING LEASE RIGHT-OF-USE ASSETS	99,728	104,130

NET INTANGIBLE ASSETS AND GOODWILL	977,512	889,473

TOTAL ASSETS	2,216,848	2,089,257

CURRENT LIABILITIES:
Loans and credit from banks and others	115,712	125,297
Debentures	41,294	31,362
Current maturities of operating lease liabilities	32,863	35,673
Trade payables	110,498	125,163
Deferred revenues	103,072	93,512
Other accounts payable	213,665	205,205
Dividend payable	-	7,081
Liabilities in respect of business combinations	12,445	8,431
Put options of non-controlling interests	26,666	39,668
Total current liabilities	656,215	671,392

LONG-TERM LIABILITIES:
Loans and credit from banks and others	189,468	162,062
Debentures	205,802	175,411
Long term operating lease liabilities	74,894	73,686
Other long-term liabilities	11,380	8,311
Deferred taxes	60,626	53,854
Deferred revenues	11,576	6,491
Liabilities in respect of business combinations	13,510	14,895
Put options of non-controlling interests	39,851	15,182
Employees benefit liabilities	15,156	11,639
Total long-term liabilities	622,263	521,531

EQUITY
Equity attributable to Formula Systems’ shareholders	444,594	421,640
Non-controlling interests	493,776	474,694
Total equity	938,370	896,334

TOTAL LIABILITIES AND EQUITY	2,216,848	2,089,257

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	53,183	82,725
Other accounts receivable and prepaid expenses	4,283	6,803
Total current assets	57,466	89,528

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	130,756	125,809
Sapiens International Corporation N.V.	185,015	176,832
Magic Software Enterprises Ltd.	113,415	114,019
Other	86,843	72,322
Total Investments in subsidiaries and a jointly controlled entity	516,029	488,982

OTHER LONG TERM RECEIVABLES	1,595	1,539

PROPERTY, PLANTS AND EQUIPMENT, NET	2	2

TOTAL ASSETS	575,092	580,051

CURRENT LIABILITIES:
Loans from banks and others	-	13,130
Debentures	20,465	20,296
Trade payables	290	69
Other accounts payable	1,743	1,274
Dividends payable	-	7,081
Total current liabilities	22,498	41,850

LONG-TERM LIABILITIES:
Debentures	107,121	116,561
Put options of non-controlling interests	879	-
Total long-term liabilities	108,000	116,561

EQUITY	444,594	421,640

TOTAL LIABILITIES AND EQUITY	575,092	580,051

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.